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                                  EXHIBIT 4.02

      Instruments Defining Rights of Security Holders, Including Indentures




         Pursuant to the requirements of Item 601(b)(4)(iii)(A) of Regulation S-K, the Registrant agrees to file with the Securities and Exchange Commission (the "Commission") a copy of the Indenture, dated as of June 6, 1997, between Life Re Corporation and The Bank of New York, upon the request of the Commission.